HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

October 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Effie Simpson Doug Jones Julie Griffith Susan Block

Re:	Hoth Therapeutics, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted August 14, 2018

CIK No. 0001711786

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 31, 2018 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

DRS Amendment No. 1

Prospectus Summary

Overview, page 6

1.             We note your response to prior comment 2 and reissue in part. Please clarify where in the FDA application or approval process you currently are, such as whether you have submitted a New Drug Application as of yet. If you have not yet commenced Phase 2 trials, revise the disclosure briefly to state the steps necessary before such trials begin.

Response:

The Company has addressed the foregoing comment on pages 6, 49 and 57 of the Registration Statement.

Business, page 54

2.            We note your response to prior comment 12, and we re-issue the comment. Please provide your response to this prior comment in your letter to us, with references to applicable page numbers for the disclosure in your amendment.

Response:

The Company has addressed the foregoing comment on pages 6, 49 and 57 of the Registration Statement.

Manufacturing and Supply, page 63

3.            We note your response to prior comment 16. Please revise your disclosure to clarify that you do not have a signed agreement with Particle Sciences, if applicable.

Response:

The Company has addressed the foregoing comment on page 63 of the Registration Statement.

Sincerely,

Hoth Therapeutics, Inc.

\s\ Robb Knie
By: Robb Knie
Title: Chief Executive Officer